

September 25, 2013

<u>Via E-mail</u>
Mr. Anthony Tripodo
Chief Financial Officer
Helix Energy Solutions Group, Inc.
3505 West Sam Houston Pkwy. North
Suite 400
Houston, TX 77043

      Re: **Helix Energy Solutions Group, Inc.**
                Form 10-K for the Fiscal Year ended December 31, 2012
                Filed February 22, 2013
                File No. 001-32936

Dear Mr. Tripodo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2012</u>

<u>Selected Financial Data, page 35</u>

<u>Non-GAAP Financial Measures, page 36</u>

1.   We note you present the non-GAAP measure, Adjusted EBITDA from discontinued operations. Tell us why you have not reconciled this measure to the GAAP measure, Income (loss) from discontinued operations, net of tax.

2.   On page 36 you state that you "arrive at the measure of Adjusted EBITDA from continuing operations by deducting the non-controlling interests related to the adjustment components of EBITDA and the gain or loss on the sale of assets." However, it appears you have also adjusted for the unrealized loss on commodity derivative contracts in your

calculation of Adjusted EBITDA from continuing operations. Please explain your reasons for this adjustment and reconcile the adjustment amount to the non-hedge loss on commodity derivative contracts reported on your Statements of Operations for the fiscal year ended December 31, 2012. Finally, tell us why Adjusted EBITDA in your Form 10-Q for the period ended June 30, 2013 does not include the loss on commodity derivative contracts shown in the Statements of Operations for that period.

Financial Statements, page 61

Note 3 – Oil and Gas Properties, page 83

Derivative Instruments and Hedging Activities, page 85

3.   We note that you de-designated all of the oil and natural gas derivative contracts that were utilized as hedging instruments prior to your agreement to sell ERT, and reported the mark-to-market loss on the unsettled contracts as a component of income (loss) from continuing operations. Although we understand the hedging contracts were not part of the sale of ERT, since you acquired these instruments to achieve a more predictable cash flow associated with the operations of ERT, please explain why the derivative accounting is not also portrayed as discontinued operations, along with the ERT disposal group. Please clarify the extent to which any other derivative activity related to the oil and gas operations of ERT has been reported outside of discontinued operations. Finally, tell us why you have disclosed that this loss was previously reported within discontinued operations prior to the announcement of the sale of ERT, as this is not apparent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief